UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34102 / November 23, 2020

In the Matter of

FIRST EAGLE BDC, LLC
FIRST EAGLE BDC ADVISER, LLC
FIRST EAGLE PRIVATE CREDIT, LLC
FIRST EAGLE PRIVATE CREDIT ADVISORS, LLC
FIRST EAGLE INVESTMENT MANAGEMENT, LLC
FIRST EAGLE DIRECT LENDING FUND I, LP
FIRST EAGLE DIRECT LENDING FUND I (EE), LP
FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP
FIRST EAGLE DL FUND I AGGREGATOR LLC
NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC
FIRST EAGLE BERKELEY FUND CLO LLC
FIRST EAGLE CLARENDON FUND CLO LLC
NEWSTAR COMMERCIAL LOAN FUNDING 2016-1 LLC
NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC
FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC
NEWSTAR EXETER FUND CLO LLC
NEWSTAR FAIRFIELD FUND CLO LTD.
FIRST EAGLE WAREHOUSE FUNDING I LLC
FIRST EAGLE DARTMOUTH HOLDING LLC

1345 Avenue of the Americas
New York, NY 10105

(812-14949)

ORDER PERMITTING WITHDRAWAL OF APPLICATION

First Eagle BDC, LLC, First Eagle BDC Adviser, LLC, First Eagle Private Credit, LLC, First Eagle Private Credit Advisors, LLC, First Eagle Investment Management, LLC, and certain affiliated funds (collectively, "Applicants") filed an application on September 11, 2018, and ammendments to the application on May 28, 2019 and October 17, 2019, requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-

1 under the Act to permit certain joint transactions that otherwise would be prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1.

The requested order would permit certain business development companies and closed-end management companies to co-invest in portfolio companies with each other and with affiliated investment funds and accounts.

On January 14, 2020, a notice of the filing of the application was issued (Investment Company Act Release No. 33746). The notice gave interested persons an opportunity to request a hearing and no request for a hearing was filed. By letter dated May 19, 2020, Applicants requested that the application be withdrawn.

The matter has been considered and it is found appropriate to permit withdrawal of the application.

Accordingly, in the matter of First Eagle BDC, LLC, *et al.* (File No. 812-14949)

IT IS ORDERED, that the application is withdrawn.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary